# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Our Bond, Inc., CIK 0001756064
CUSIP: 87338C202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 85 Broad Street, New York, New York (NY), 10004
Date of event which requires filing of this statement: 02/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059960

## Reporting persons
- Ascent Partners Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,728,022; sole dispositive power 0; shared dispositive power 1,728,022; aggregate amount beneficially owned 1,728,022 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of common stock, par value $0.0001 per share, of the issuer ("Common Stock") set forth on rows (6), (8) and (9) above includes up to 1,728,022 shares of Common Stock (the "Blocker Amount") issuable to Ascent upon (i) conversions of certain shares of Series C Preferred Stock, par value $0.0001 per share ("Series C Preferred Stock"), held directly by Ascent, (ii) conversions of certain shares of Series D Preferred Stock, par value $0.0001 per share ("Series D Preferred Stock," and together with the Series C Preferred Stock, "Preferred Stock"), held directly by Ascent, (iii) exercises of certain common stock purchase warrants of the issuer issued to Ascent on June 25, 2025 (the "June Warrants"), and (iv) exercises of the certain common stock purchase warrants of the issuer issued to Ascent on October 27, 2025 (the "October Warrants," and together with the June Warrants, the "Warrants"), subject to a maximum 9.99% beneficial ownership limitation contained in the Preferred Stock and a 4.99% beneficial ownership limitation contained in the Warrants, which limitation will be increased to 9.99%, effective April 12, 2026. In Row (11) the percentage is based on (a) 13,895,904 shares of Common Stock outstanding, as reported by the issuer in its prospectus, filed with the U.S. Securities and Exchange Commission on February 3, 2026 (the "Prospectus"), plus (b)(i) 1,673,606 shares of Common Stock issued to Ascent pursuant to conversions of shares of Preferred Stock and exercises of Warrants since the date of the Prospectus, which shares of Common Stock have been disposed of, and (ii) the Blocker Amount.
- Ascent Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,728,022; sole dispositive power 0; shared dispositive power 1,728,022; aggregate amount beneficially owned 1,728,022 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to 1,728,022 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) exercises of the June Warrants, and (iv) exercises of the October Warrants. In Row (11) the percentage is based on (a) 13,895,904 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, plus (b)(i) 1,673,606 shares of Common Stock issued pursuant to conversion of shares of Preferred Stock and exercises of Warrants, which shares of Common Stock have been disposed of, and (ii) the Blocker Amount.
- Dominion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 1,728,022; sole dispositive power 0; shared dispositive power 1,728,022; aggregate amount beneficially owned 1,728,022 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to 1,728,022 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) exercises of the June Warrants, and (iv) exercises of the October Warrants. In Row (11) the percentage is based on (a) 13,895,904 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, plus (b)(i) 1,673,606 shares of Common Stock issued pursuant to conversion of shares of Preferred Stock and exercises of Warrants, which shares of Common Stock have been disposed of, and (ii) the Blocker Amount.
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,728,022; sole dispositive power 0; shared dispositive power 1,728,022; aggregate amount beneficially owned 1,728,022 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to 1,728,022 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) exercises of the June Warrants, and (iv) exercises of the October Warrants. In Row (11) the percentage is based on (a) 13,895,904 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, plus (b)(i) 1,673,606 shares of Common Stock issued pursuant to conversion of shares of Preferred Stock and exercises of Warrants, which shares of Common Stock have been disposed of, and (ii) the Blocker Amount.
- Dominion Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,728,022; sole dispositive power 0; shared dispositive power 1,728,022; aggregate amount beneficially owned 1,728,022 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to 1,728,022 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) exercises of the June Warrants, and (iv) exercises of the October Warrants. In Row (11) the percentage is based on (a) 13,895,904 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, plus (b)(i) 1,673,606 shares of Common Stock issued pursuant to conversion of shares of Preferred Stock and exercises of Warrants, which shares of Common Stock have been disposed of, and (ii) the Blocker Amount.
- Masada Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 1,728,022; sole dispositive power 0; shared dispositive power 1,728,022; aggregate amount beneficially owned 1,728,022 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to 1,728,022 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) exercises of the June Warrants, and (iv) exercises of the October Warrants. In Row (11) the percentage is based on (a) 13,895,904 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, plus (b)(i) 1,673,606 shares of Common Stock issued pursuant to conversion of shares of Preferred Stock and exercises of Warrants, which shares of Common Stock have been disposed of, and (ii) the Blocker Amount.
- Mikhail Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,728,022; sole dispositive power 0; shared dispositive power 1,728,022; aggregate amount beneficially owned 1,728,022 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to 1,728,022 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) exercises of the June Warrants, and (iv) exercises of the October Warrants. In Row (11) the percentage is based on (a) 13,895,904 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, plus (b)(i) 1,673,606 shares of Common Stock issued pursuant to conversion of shares of Preferred Stock and exercises of Warrants, which shares of Common Stock have been disposed of, and (ii) the Blocker Amount.
- Gennadiy Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,728,022; sole dispositive power 0; shared dispositive power 1,728,022; aggregate amount beneficially owned 1,728,022 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to 1,728,022 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) exercises of the June Warrants, and (iv) exercises of the October Warrants. In Row (11) the percentage is based on (a) 13,895,904 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, plus (b)(i) 1,673,606 shares of Common Stock issued pursuant to conversion of shares of Preferred Stock and exercises of Warrants, which shares of Common Stock have been disposed of, and (ii) the Blocker Amount.
- Alon Brenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,728,022; sole dispositive power 0; shared dispositive power 1,728,022; aggregate amount beneficially owned 1,728,022 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes up to 1,728,022 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) exercises of the June Warrants, and (iv) exercises of the October Warrants. In Row (11) the percentage is based on (a) 13,895,904 shares of Common Stock outstanding, as reported by the issuer in the Prospectus, plus (b)(i) 1,673,606 shares of Common Stock issued pursuant to conversion of shares of Preferred Stock and exercises of Warrants, which shares of Common Stock have been disposed of, and (ii) the Blocker Amount.

## Item 1. Issuer
Name of issuer: Our Bond, Inc.
Address of issuer's principal executive offices: 85 Broad Street, New York, NY 10004

## Item 2. Person Filing
Name of person filing: (i) Ascent Partners Fund LLC, a Delaware limited liability company ("Ascent"); (ii) Ascent Partners LLC, a Delaware limited liability company ("AP"); (iii) Dominion Capital LLC, a Connecticut limited liability company ("Dominion"); (iv) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP"); (v) Dominion Capital Holdings LLC, a Delaware limited liability company ("Dominion Holdings"); (vi) Masada Group Holdings LLC, a Florida limited liability company ("Masada"); (vii) Mikhail Gurevich; (viii) Gennadiy Gurevich; and (ix) Alon Brenner. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 19505 Biscayne Blvd., Suite 2350, Aventura, FL 33180
Citizenship: Each of Ascent, AP, Dominion GP and Dominion Holdings is a Delaware limited liability company. Dominion is a Connecticut limited liability company. Masada is a Florida limited liability company. Each of Mikhail Gurevich, Gennadiy Gurevich, and Alon Brenner is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each reporting person is set forth on rows (5) through (9) and (11) of the cover page to this Schedule 13G and is incorporated herein by reference for each such reporting person. The ownership percentages reported are based on 13,895,904 shares of Common Stock outstanding, as reported by the issuer in its Prospectus, plus (a) 1,673,606 shares of Common Stock issued pursuant to conversion of shares of Preferred Stock and exercises of Warrants, which shares of Common Stock have been disposed of, and (b) up to 1,728,022 shares of Common Stock (which is equal to the Blocker Amount) issuable to Ascent upon (i) conversions of the shares of Series C Preferred Stock, (ii) conversions of the shares of Series D Preferred Stock, (iii) exercises of the June Warrants, and (iv) exercises of the October Warrants, subject to a maximum 9.99% beneficial ownership limitation contained in the Preferred Stock and a 4.99% beneficial ownership limitation contained in the Warrants, which limitation will be increased to 9.99%, effective April 12, 2026. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (5) through (9) of the cover page for each reporting person give effect to the beneficial ownership limitation contained in the applicable security. Consequently, as of February 19, 2026, no reporting person was deemed to be the beneficial owner of the full amount of shares of Common Stock issuable upon conversion of the shares of Preferred Stock or exercise the Warrants. As of February 19, 2026, Ascent may receive up to a maximum of 1,728,022 shares of Common Stock (which is equal to the Blocker Amount) upon conversion of the shares of Preferred Stock and/or exercise of Warrants. Each of Mikhail Gurevich and Gennadiy Gurevich manages Dominion Holdings, Dominion GP, Dominion Capital, AP and Ascent. Dominion Holdings manages Dominion GP, Dominion Capital, AP and Ascent. Dominion GP manages Dominion Capital, AP and Ascent. Dominion Capital manages AP and Ascent. Alon Brenner manages Masada, AP and Ascent. Masada manages AP and Ascent. AP manages Ascent. Ascent has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it. Each of Mikhail Gurevich, Gennadiy Gurevich, Dominion Holdings, Dominion GP, Dominion, Alon Brenner, Masada and AP may be deemed to beneficially own, and have the power to vote, the shares of Common Stock beneficially owned by Ascent and the other companies they are listed above as managing.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,728,022
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,728,022

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ascent Partners Fund LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, signatory for Managing Member of Managing Member (02/19/2026)
- Ascent Partners LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, signatory for Managing Member (02/19/2026)
- Dominion Capital LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC, Manager of Dominion Capital LLC (02/19/2026)
- Dominion Capital GP LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC (02/19/2026)
- Dominion Capital Holdings LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, Managing Member (02/19/2026)
- Masada Group Holdings LLC: /s/ Alon Brenner, Alon Brenner, Managing Member (02/19/2026)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (02/19/2026)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (02/19/2026)
- Alon Brenner: /s/ Alon Brenner, Alon Brenner (02/19/2026)
Comment: Exhibit 1 - Joint Filing Agreement